UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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12060512

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67174

SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DAVIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 PARK AVENUE SOUTH, 29TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC M. DAVIS (212) 796-8440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC M. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVIS SECURITIES LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAIL CLEMENT
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01CL6201857
MY COMMISSION EXPIRES 03-02-2013



Signature

CEO & MANAGING MEMBER

Title

Gail Clement 12/30/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Members of
Davis Securities LLC:

We have audited the accompanying statement of financial condition of Davis Securities LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Davis Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 24, 2012

DAVIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 128,944
Fixed assets, at cost (net of accumulated depreciation of $252,619)	19,134
Due from broker	67,718
Other assets	37,689
TOTAL ASSETS	$ 253,485

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 43,613
Total liabilities	43,613
Members' equity	209,872
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 253,485

The accompanying notes are an integral part of this financial statement.

DAVIS SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 8, 2005.

The Company is approved for proprietary trading of securities and acts as an introducing broker. The Company is exempt from SEC rule 15c3-3 under Section k(2)(ii).

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends and dividends on securities sold, not yet purchased, are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at fair value with the resulting unrealized gains and losses reflected in principal transactions in the accompanying statement of operations.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is subject to New York City unincorporated business tax.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques – Equity Securities

The Company values equity securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. No securities were held at December 31, 2011.

NOTE 2 DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker. At December 31, 2011, all amounts due from broker reflected in the statement of financial condition are with this broker. Any securities owned serve as collateral for the amounts due from the broker. Subject to the clearing agreement between the Company and the broker, the broker has the right to sell or re-pledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise. At December 31, 2011 no securities sold, not yet purchased were held by the Company.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company conducts security transactions for an affiliated investment partnership. During the year ended December 31, 2011, the Company earned commission income of $38,243 from this affiliate.

Pursuant to an agreement, the Company reimburses an affiliate entity (the "Affiliate") for rent. Included in rent expense in the statement of operations is $191,124 charged by the Affiliate for rent and other occupancy expenses.

NOTE 5 FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Office equipment	$ 190,742
Furniture and fixtures	17,451
Telephone equipment	38,450
Software	25,110
Total fixed assets	271,753
Less: Accumulated depreciation	(252,619)
Net fixed assets	$ 19,134

Depreciation expense for the year ended December 31, 2011 was $19,361.

NOTE 6 NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2011, the Company had net capital of $152,887, which was $52,887 in excess of the required net capital of $100,000.

NOTE 7 COMMITMENTS

The Company leases office space from the Affiliate under a sub-lease agreement which was amended January 3, 2011 and expires August 31, 2012.

Following is a summary of future minimum lease payments:

Year ended December 31,	Amount
2012	$ 131,316

NOTE 8 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.